

Mail Stop 3561

September 7, 2016

Mr. Luca D'Agnese
Chief Executive Officer
Enersis Américas S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Enersis Américas S.A.**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed September 2, 2016**
> **File No. 333-211405**
>
> **Amendment No. 3 to Schedule 13E-3 filed by Enersis Américas S.A., et al.**
> **Filed September 2, 2016**
> **File No. 005-89569**

Dear Mr. D'Agnese:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2016 letter.

Registration Statements on Form F-4

Questions and Answers about the Merger and the Tender Offers, page 1

1. We note the disclosure on page 5 about shareholders' ability to subsequently waive certain conditions to the merger. Please provide additional disclosure about the subsequent shareholder approval required to waive these conditions, including the requisite level of approval required.

Incorporation of Certain Information by Reference, page 13

2. Please incorporate by reference the amended Form 20-F filed on September 6, 2016.

Position of Endesa Americas as to the Fairness of the Tender Offers; Recommendation, page 62

3. We note that the Board of Directors of Endesa Américas considered the report of Tyndall as an independent valuator, regarding the fairness of the tender offers and statutory dissenters' rights. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the Board of Directors of Endesa Américas adopted the analyses and opinions of Tyndall. Note, however, that to the extent such persons did not adopt another party's discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why). This comment also applies to the Colin Becker report referenced on page 67, with regards to the statutory merger dissenter's withdrawal rights.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Legal Branch Chief, at 202-551-3252, Jennifer López-Molina, Staff Attorney in the Office of Mergers & Acquisitions, at 202-551-3792, Tina Chalk, Senior Special Counsel in the Office of Mergers & Acquisitions, at 202-551-3263, or me at 202-551-3720 with other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products